March 28, 2024

Ruairi Regan

David Link

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	BOXABL Inc.
Offering Statement on Form 1-A
Filed February 23, 2024
File No. 024-12402

Dear Mr. Regan:

We acknowledge receipt of the comments in your letter dated March 21, 2024, regarding the Offering Statement on Form 1-A of BOXABL Inc. (the “Company”), which we have set out below, together with our responses. All responses below refer to revised disclosure in Amendment No. 1 to our Form 1-A filed simultaneously with the submission of this correspondence.

Offering Statement on Form 1-A

Cover Page

1. Please clarify how soon after qualification you expect to hold your initial closing. We note you expect to hold closings on at least a monthly basis after the initial closing.

As required by Rule 251(d)(3)(i)(F) of Regulation A, the Company will commence the offering within two (2) calendar days after the qualification date. However, it may be a month or longer before the Company may close on any funds tendered by an investor due to the process required for clearance of subscription agreements. Once an investor executes a subscription agreement and tenders funds for the shares, the Company’s broker-dealer must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. With respect to the Company’s offering, subscription agreements submitted by investors through the platform operated by Novation Solutions, Inc. O/A DealMaker will be cleared by its affiliate DealMaker Securities, LLC (“DealMaker”), a broker-dealer registered with the SEC and a member of FINRA. Subscription agreements submitted through the offering page hosted at www.startengine.com will be cleared by StartEngine Primary LLC (“StartEngine,” and together with DealMaker Securities, LLC, the “Broker-Dealers”). If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker-Dealer will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held by an escrow agent pending closing or termination of the offering. If the subscription is submitted through DealMaker, then the funds will be held by Enterprise Bank & Trust (“Enterprise”). Funds submitted through StartEngine will be held by The Bryn Mawr Trust Company (“Bryn Mawr,” and together with Enterprise, the “Escrow Agents”). Once the information pertaining to the subscription agreement has been completed, the investor receives an email regarding the progress of the investment, restating the amount of funds tendered and number of securities purchased, and that the funds are available to be disbursed to the Company at a closing. In the event the broker-dealer is unable to clear a subscription agreement, the investor’s funds are returned in full by the escrow agent. In order to be cost efficient, closing only occurs approximately once a month. Once a closing takes place, in addition to funds being released to the Company, the transfer agent is notified for the purpose of adding the investor and corresponding number of securities to the Company’s stock ledger.

We further note that the procedures outlined above do not result in a discontinuous offering, as offers and acceptances of subscription agreements from investors will continue during this time. Rather, the only delay is in regards to completion of sales and the closing on each investor due to the need of each party to the closing process to undertake their required actions pursuant to applicable rule and regulations.

2. We note you propose to issue as bonus shares up to 12,000,000 Non-Voting Series A-3 Preferred Shares. We also note that the total offering amount adds up to $75 million without including the 12,000,000 bonus shares of Series A-3 Preferred Stock. Please revise to address the value of such additional bonus shares and confirm your understanding, and revise the tables and narrative disclosures to clarify, that the value of bonus shares provided counts towards the $75 million aggregate 12-month total under Rule 251(a)(2). See Note to Paragraph(a) in Rule 251.

Rule 251(a)(2) of Regulation A, including the to Paragraph (a) thereunder, contemplate the payment of cash or other non-cash consideration for the securities, and provides guidance on determining the value of the non-cash consideration. The Company respectfully notes that no additional consideration of any kind will be paid by investors for the Bonus Shares. As disclosed on page 12 , the Bonus Shares effectively provide a discount on price based on the amount invested or the status of the investor as (i) having previously invested in the Company, (ii) made a reservation  for Non-Voting Series A-3 Preferred Stock prior to the commencement of the offering, or (iii) being a paid reservation holder for a Casita prior to the commencement of the offering. Please see “Risk Factors – We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase Non-Voting Series A-3 Preferred Stock in this Offering,” on page 12. Additionally, the Plan of Distribution, as revised, explains on page 24 , that depending on the amount invested or an investor’s status as described above, an investor will qualify for an effective discount on their share price by receiving Bonus Shares for no additional consideration.

3. We note your disclosure that Investors who purchase shares of Non-Voting Series A-3 Preferred Stock are eligible to receive Bonus Shares based on the amount of their investment and an additional 5% Bonus Shares if they reserved shares as of the day prior to the commencement of this Offering. With a view to disclosure, please tell us how investors may legally have reserved shares prior to the commencement of this offering. Provide us with a legal and factual analysis of how you can reserve preferred stock prior to the commencement of the offering under Securities Act Rule 255. Also refer to Securities Act Rule 251(d).

Rule 255(a) permits companies to engage in “testing the waters” prior to commencing a Regulation A offering by seeking indications of interest from potential investors, including obtaining the name, address, telephone number, and/or email address in any response form as permitted by Rule 255(c). As a condition to “testing the waters,” Rule 255(b) requires that communications intended to elicit indications of interest from potential investors include certain SEC-mandated legends stating that (i) no money or other consideration is being solicited, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; (iii) a person’s indication of interest involves no obligation or commitment of any kind; and (iv) once the offering statement has been filed with the SEC, state from whom a copy of the most recent version may be obtained, or provide the URL where the investor may access the preliminary offering circular, or provide a copy of the preliminary offering circular. The Company respectfully takes the view that use of the phrase “reserve shares” prior to qualification is consistent with the requirements of Rule 255(b) because (i) it has included in its communications pertaining to the Regulation A offering the required legends that no money or other consideration is being solicited and will be returned to an investor if submitted, (ii) included the legend that no offer to buy the securities will be accepted and no part of the purchase price received until the offering statement has been qualified, and that any such offer may be withdrawn or revoked without obligation or commitment of any kind at any time prior to notice of its acceptance being given after the date of qualification, (iii) since filing the offering statement on February 23, 2024, the Company has included in its communications pertaining to the offering a URL giving investors access to the preliminary offering circular on file; and (iv) has not accepted any funds or other consideration from investors in connection with their indication of interest. For this reason, the Company believes its communications and related compliance requirements have been consistent with the requirements in Rule 251(d) as well.

The Company further notes that the use of the term “reserve” has been commonly used in connection with offerings of securities under both Regulation A and Regulation Crowdfunding since 2016. When combined with the “testing the waters” legend included pursuant to Rule 255(b), investors are informed that a reservation only means that they have placed a non-binding indication of interest. The reservation itself does not create an exchange of value between the investor and the Company, nor does it create any obligation on the part of the investor to purchase securities upon qualification of the Company’s offering. Additionally, no Bonus Shares are earned just by reserving. Rather, the reservation means that, upon qualification, and the investor deciding to invest, the Company wants to express gratitude to that investor for following the activities of the Company, indicating interest through the reservation, the investor will have earned Bonus Shares.

Bonus Shares; Discounted Price for Certain Investors, page 24

4. We note the schedule of bonus shares on page 24. Please clarify how investors will be eligible for bonus shares if they purchase shares in multiple purchase transactions.

We have revised the disclosure in the offering statement on page 24 to clarify that investors making multiple investments in this offering will receive Bonus Shares based on their status prior to the offering (e.g., existing stockholder, making a reservation for the offering, having a paid reservation for a Casita) each time they invest. Bonus Shares based on the size of the investment will be calculated for each investment and will not be aggregated together.

Securities Being Offered

Conversion Rights, page 70

5. Please reconcile your disclosure in this section that “Upon the occurrence of firm underwriting registered offering, the Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock will automatically convert into voting Common Stock of the Company” with the disclosure on the cover page, and in The Offering section on page 1, which also refer to an offering of Common Stock by the Company under Regulation A.

The Company will be offering only its Non-Voting Series A-3 Preferred Stock in this Regulation A offering. Please see the cover page to the Offering Statement, which identifies the Selling Securityholders as selling the Common Stock and the Non-Voting Series A Preferred Stock. Please also see “Plan of Distribution and Selling Securityholders – Securityholders Selling Common Stock,” page 26, where Galiano Tiramani and Paolo Tiramani are identified as the Selling Securityholders who will be offering their shares of Common Stock.

Thank you again for the opportunity to respond to your questions regarding the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Paolo Tiramani
Chief Executive Officer
Boxabl Inc.